UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13G
                               (Rule 13d-102)


                Information to Be Included In Statements Filed
             Pursuant to Rules13d-1(b), (c), and (d) and Amendments
                    Thereto Filed Pursuant to Rule 13d-2(b)
                              (Amendment No. 2)*


                           WASTE TECHNOLOGY CORP.
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                             (Name of Issuer)

                   COMMON STOCK, par value $.01 per share
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                      (Title of Class of Securities)

                               940901-20-0
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                             (CUSIP Number)

                             October 4, 2002
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           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]       Rule 13d-1(b)

[ ]       Rule 13d-1(c)

[X]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G

CUSIP No. 940901-20-0                                      Page 2 of 7 Pages
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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Cosimo Tacopino
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  / X /

                                                                 (b)  /   /

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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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NUMBER OF   5      SOLE VOTING POWER
SHARES
BENEFICI           10,000
ALLY        ----------------------------------------------------------------
OWNED BY
EACH        6      SHARED VOTING POWER
REPORTING
PERSON             627,240
WITH        ----------------------------------------------------------------

            7      SOLE DISPOSITIVE POWER

                   10,000
            ----------------------------------------------------------------

            8      SHARED DISPOSITIVE POWER

                   627,240
            ----------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    637,240

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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    /   /

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    Approximately 11.55%

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12  TYPE OF REPORTING PERSON*

    IN
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                              SCHEDULE 13G


CUSIP No. 940901-20-0                                      Page 3 of 7 Pages
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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Erma Tacopino

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  / X /

                                                                 (b) /   /

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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

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NUMBER OF   5      SOLE VOTING POWER
SHARES
BENEFICI           11,000
ALLY        ----------------------------------------------------------------
OWNED BY
EACH        6      SHARED VOTING POWER
REPORTING
PERSON             627,240
WITH        ----------------------------------------------------------------

            7      SOLE DISPOSITIVE POWER

                   11,000
            ----------------------------------------------------------------

            8      SHARED DISPOSITIVE POWER

                   627,240
            ----------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    638,240

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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    /   /

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    Approximately 11.57%

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12  TYPE OF REPORTING PERSON*

    IN

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Item 1(a)   Name of Issuer:
            --------------

     The name of the issuer is Waste Technology Corp., a Delaware corporation (the "Issuer").

Item 1(b)   Address of Issuer's Principal Executive Offices:
            ------------------------------------------------

     The principal executive offices of the Issuer are located at 5400 Rio Grand Avenue, Jacksonville, Florida 32254.

Item 2(a)   Name of Persons Filing:
            -----------------------

     This statement is being filed by a group consisting of Cosimo Tacopino and Erma Tacopino. Cosimo and Erma Tacopino are espoused. Mr. and Mrs. Tacopino are private investors.

Item 2(b)   Residence Address:
            ------------------

      Mr. and Mrs. Tacopino reside at 145 Connecticut Street, Staten Island, New York 10307.

Item 2(c)   Citizenship:
            ------------

      Mr. and Mrs. Tacopino are United States citizens.

Item 2(d)   Title of Class of Securities:
            -----------------------------

      Common Stock, par value $.01 per share ("Common Shares").

Item 2(e)   CUSIP Number:
            -------------

      The Cusip number of the Common Shares is 940901-20-0.

Item 3 If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is a:
            -------------------------------------------------------------

      Not Applicable.

Item 4      Ownership:
            ----------

      As of October 4, 2002, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by Mr. Cosimo Tacopino and Mrs. Erma Tacopino is as follows:

      (a) Cosimo Tacopino - 637,240 shares (approximately 11.55%), 627,240 of which are owned jointly with Mrs. Tacopino and 10,000 shares held in his retirement account. Mr. Tacopino disclaims ownership of 11,000 shares owned by Mrs. Tacopino and held in her individual retirement account.

      (b) Erma Tacopino - 638,240 shares (approximately 11.57%), 627,240 of which are owned jointly with Mr. Tacopino, and 11,000 shares held in her individual retirement account. Mrs. Tacopino disclaims beneficial ownership of the shares owned individually by Mr. Tacopino and held in his individual retirement account.

      The foregoing amounts include a joint purchase made on October 4, 2002 by them of 107,000 shares. Such purchases were made from their personal funds.

	Each of the Tacopinos has the sole power to vote or dispose of the shares owned individually by she or he.

Item 5      Ownership of Five Percent or Less of a Class:
            ---------------------------------------------

      Not Applicable.

Item 6      Ownership of More than Five Percent on Behalf of Another
            Person:
            --------------------------------------------------------

      Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
            Company:
            -------------------------------------------------------------

      Not Applicable.


Item 8      Identification and Classification of Members of the Group:
            ----------------------------------------------------------

      Not Applicable.

Item 9      Notice of Dissolution of Group:
            -------------------------------

      Not Applicable.

Item 10     Certifications:
            ---------------

      Not Applicable.

                              SIGNATURES
                              ----------


      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  October 9, 2002               By:     /s/Erma Tacopino
                                         ------------------------------
                                         Erma Tacopino


Dated:  October 9, 2002               By:     /s/Cosimo Tacopino
                                         ------------------------------
                                         Cosimo Tacopino

                                   EXHIBIT


   The undersigned hereby agree as follows:

   WHEREAS, the undersigned have purchased shares of common stock of Waste Technology Corp.; and

   WHEREAS, the undersigned are obligated to file Statements on
Schedule 13G with the United States Securities and Exchange Commission (the "SEC") to report their purchases of such securities;

   NOW, THEREFORE, the undersigned hereby agree that a single Statement on Schedule 13G be filed with the SEC on behalf of each of them.


Dated:  October 9, 2002                 By:     /s/Erma Tacopino
                                           ------------------------------
                                           Erma Tacopino


Dated:  October 9, 2002                 By:     /s/Cosimo Tacopino
                                           ------------------------------
                                           Cosimo Tacopin